1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date January 20, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

DESIGNATED DEPOSIT PROVIDED TO SHANDONG XINJIA

INDUSTRIAL COMPANY LIMITED AND UNUSUAL VOLUME

MOVEMENT

As at 19 January 2005, the principal and interests of the Designated Deposit provided by the Company to Shandong Xinjia is due and has not been repaid. Lianda Group, the undertaker and guarantor of the designated deposit, has agreed to transfer the beneficial interest in 289 million shares in Huaxia Bank owned by the Lianda Group, as repayment for the Outstanding Monies. The Company believes that the realization and proceeds from the sale of the 289 million shares in Huaxia Bank will be sufficient to cover the principal and related expenses of the RMB640 million Designated Deposit. This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and is published in the domestic China Securities Journal, Shanghai Securities News and Wen Wei Po, South China Morning Post of Hong Kong.

The Directors have noted the recent increase in the trading volume of the shares of the Company and wish to state that they are not aware of any reasons for such increase.

Designated Deposit Provided To Shandong Xinjia Industrial Company Limited

As at 19 January 2005, the designated deposit of RMB640 million (the “Designated Deposit”) provided by Yanzhou Coal Mining Company Limited (the “Company”)

1

through the Bank of China Jining Branch to Shandong Xinjia Industrial Company Limited (“Shandong Xinjia”) has been due. Shandong Xinjia has not repaid the principal nor the interests under the Designated Deposit.

If Shandong Xinjia fails to repay the principal or the interests under the Designated Deposit by 19 January 2005, the Company has the right to charge a penalty of 0.2?over any outstanding monies under the Designated Deposit.

Lianda Group Limited (“Lianda Group”) has undertaken the responsibility and guaranteed the principal, interest and related expenses relating to the Designated Deposit (the “Outstanding Monies”) for Shandong Xinjia. To minimize risk, the Company had earlier asked the Shandong Higher People’s Court to freeze the 289 million shares of Huaxia Bank Company Limited (“Huaxia Bank”) owned by the Lianda Group (the “Shares”) as security for the Outstanding Monies.

The Company has negotiated and communicated with the Lianda Group, and the Lianda Group has agreed with the Company to transfer the beneficial interest in the Shares to the Company as repayment for the Outstanding Monies. Presently, there are already investors who have expressed intention to buy the Shares.

According to the Company’s evaluation and analysis, the Company believes that the Shares can be realised and the proceeds from the sale of the realised Shares will be sufficient to cover the Outstanding Monies.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and is published in the domestic China Securities Journal, Shanghai Securities News and Wen Wei Po, South China Morning Post of Hong Kong.

Unusual Volume Movement

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

2

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Note:	As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Fan Waitang, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

Zoucheng, Shandong Province, PRC, 19 January 2005

3